NEWS RELEASE 07-28	JUNE 27, 2007

NEW HIGH GRADE SILVER ZONE INTERSECTED AT KIRAZLI GOLD DEPOSIT

Fronteer Development Group Inc. ("Fronteer") (FRG – TSX/AMEX) announced today that an encouraging near-surface, high-grade silver zone has been intersected at its Kirazli deposit in NW Turkey. These new drill holes were not included in the recently reported resource calculation for Kirazli (Press Release 7-27) and are an important new development for the project.

Specifically, drilling at the southern end of the Kirazli resource area has returned:

  523 grams per tonne silver over 23.50 metres including a higher grade core of 1,213 grams per tonne silver over 9.30 metres (approximately 24.26 grams per tonne gold equivalent*) in drill hole KD-97 starting at a depth of 48 metres.
  1.47 grams per tonne gold over 31.50 metres and a separate zone of 0.52 grams per tonne gold and 10.50 grams per tonne silver over 21.70 metres in drill hole KD-99.

“Silver mineralization is becoming an increasingly notable component of the Kirazli deposit,” says Dr. Mark O’Dea, Fronteer’s President and CEO, “and the grades and widths intersected in this new hole are extremely encouraging.”

Also of note is a recent result from Fronteer’s Agi Dagi project which returned:

  3.82 grams per tonne gold over 48.00 metres including 6.60 grams per tonne gold over 15.00 metres in RC hole A-298. This hole was a twin of an earlier RC hole, A-177, which returned 2.27 grams per tonne gold over 52.50 metres but had poor drill recoveries. The results from this hole indicate that higher grades can be expected with improved drilling techniques and better recoveries.
Agi Dagi and Kirazli are the two anchor assets in Fronteer’s gold portfolio in northwestern Turkey. Together, these projects form an emerging gold and copper district that Fronteer is playing a leadership role in building.

There are currently three drill rigs operating at Agi Dagi and Kirazli, with approximately 25,000 metres of drilling planed for 2007. These projects, currently owned 100% by Fronteer, are under option to Teck Cominco's Turkish subsidiary ("TCAM"). To earn a 60% interest in both projects, TCAM must spend approximately US$15 million on exploration over a two year period, ending April 30, 2008.

ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately C$105 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company with a market value in excess of C$1.0 billion.
For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Glen Edwards, Media Relations

Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC.

* Reported at 0.5 g/T Au cut-off; AuEq @ $13USD/oz Ag and $650USD/oz Au for Au:Ag ratio of 1:50. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries. The orientation of mineralized zones is interpreted to be near horizontal and true widths are approximately 90 percent of those stated.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation size of future exploration budgets and exploration potential involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.